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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               HDFC Bank Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Equity Shares **
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40415F101
                      ------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Approximately 13.31% of the Issuer's equity shares are traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each ADS representing three (3) equity shares. The cusip number is for ADSs only.

CUSIP No.  40415F101


--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

The India Private Equity Fund (Mauritius) ("IPEF")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
Mauritius
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         14,116,048
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          -0-    ** (see discussion in footnote to Item 8).
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           14,116,048
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    -0-

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,116,048
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (11)

         5.02%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

         CIBC World Markets Corp. ("CIBC")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         14,116,048* (see discussion in footnote to Item 4).
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          -0-
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           14,116,048* (see discussion in footnote to Item 4).
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,116,048
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (11)

         5.02%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

CUSIP No.  40415F101


ITEM 1.
     (a)  Name of Issuer:

          HDFC Bank Limited ("HDB")

     (b)  Address of Issuer's Principal Executive Offices:

          HDFC Bank Limited
          Sandoz House
          Dr. Annie Besant Road
          Worli, Mumbai 400 018
          India

ITEM 2.
     (a)  Name of Person Filing:

          CIBC World Markets Corp. ("CIBC")

          The India Private Equity Fund (Mauritius) ("IPEF")

     (b)  Address of Principal Business Office, or if None, Residence:

          The India Private Equity Fund (Mauritius)
          c/o Multiconsult
          10 Frere Felix De Valois Str.
          Port Louis, Mauritius

          CIBC World Markets Corp.
          425 Lexington Avenue
          New York, NY 10007
          Attn: Michele Buchignani

     (b)  Citizenship:

          IPEF is incorporated under the laws of Mauritius.
          CIBC World Markets Corp. is incorporated in the State of Delaware.

     (d)  Title of Class of Securities:
          Equity Shares, par value INR 10

     (e)  CUSIP Number:

          40415F101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [_]  Broker or dealer registered under Section 15 of the Act
               (15 U.S.C. 78o).
     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:                                          IPEF             CIBC

                                                                           14,116,048      14,116,048*

     (b)  Percent of class:                                                      5.02%             5.02%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                   14,116,048      14,116,048*

          (ii)  Shared power to vote or to direct the vote                     -0- **              -0-

          (iii) Sole power to dispose or to direct the disposition of      14,116,048      14,116,048*

          (iv)  Shared power to dispose or to direct the disposition of           -0-              -0-

* CIBC World Markets Corp. ("CIBC"), indirectly through various entities, may be deemed to have "control" over the General Partner of the controlling shareholder of IPEF for purposes of Section 13 of the Securities Exchange Act of 1934 (the "Act"). CIBC World Markets Corp. is the Managing Member of Oppenheimer India Management I LDC. Oppenheimer India Management I LDC is the General Partner of India Ventures L.P. India Ventures L.P. is the General Partner of The India Private Equity Fund L.P., The India Private Equity Holdings L.P. and The India Private Equity Fund (Mauritius).

Consequently, CIBC may be deemed to possess voting power and/or investment power over the securities described in this Schedule owned by IPEF, and may therefore be deemed a "beneficial owner" of said securities pursuant to Rule 13d-3 of the Act. Neither the present filing nor anything contained herein shall be construed as an admission that CIBC and IPEF constitute a "person" or "group" under
Section 13(d) of the Act. CIBC disclaims control or beneficial ownership of these securities pursuant to Rule 13d-4 of the Act (except for CIBC's pro rata interest in 1,205,913 of the Ordinary Shares of HDFC Bank owned by IPEF), and neither the present filing nor anything contained herein shall be construed as an admission otherwise.


INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


 ** In addition to the ordinary shares beneficially owned by IPEF, as disclosed above, IPEF may be deemed to have shared power to (i) vote, or direct the vote, and (ii) dispose, or direct the disposition of, shares beneficially owned by Indocean Financial Holding Limited as a consequence of a Sponsors Agreement (more fully described below). Any disclosure made herein with respect to shareholdings of Indocean Financial Holding Limited are made upon information and belief.

IFHL and The India Private Equity Fund (Mauritius) entered into a Sponsors Agreement, dated as of April 28, 1999, wherein the parties (the "Sponsors") set forth certain reciprocal rights and obligations in connection with their acquisition and ownership of shares of the Issuer. In particular, the Sponsors Agreement (i) grants to each Sponsor tag along rights in connection with the proposed transfer of shares of the Issuer by the other Sponsor, other than transfers to affiliates or the Overseas Private Investment Corporation (OPIC);
(ii) delineates the Sponsors' respective rights and obligations with respect to the right of first negotiation that each Sponsor granted to The Chase Manhattan Bank in connection with any proposed sale of shares of the Issuer; (iii) provides for cooperation between the Sponsors in respect of any application for government or regulatory approvals that may be required for the purchase or sale of shares of the Issuer; and (iv) sets forth the agreement of the Sponsors that
(x) if the Sponsors are entitled to appoint two directors, each Sponsor shall appoint one director, (y) if the Sponsors are entitled to appoint only one director, then the Sponsor owning the most equity shares shall appoint that director and (z) each Sponsor's appointed director shall consult with and inform the designated representative of the other Sponsor with respect to board actions.

As a result of the Sponsors Agreement, IPEF and Indocean Financial Holding Limited may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that IPEF and Indocean Financial Holding Limited constitute a "person" or "group" under Section 13(d) of the Exchange Act. IPEF disclaims beneficial ownership of any shares beneficially owned by Indocean Financial Holding Limited pursuant to Rule 13d-4 of the Act, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable

ITEM 10.  CERTIFICATIONS.

     (a)  Not applicable.


     (b)  Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14, 2003
                                        ----------------------------------------
                                                       (Date)

                                              /s/ Michele Buchignani
                                        ----------------------------------------
                                                      (Signature)

                                                Michele Buchignani /
                                President, India Private Equity Fund (Mauritius)
                                        ----------------------------------------
                                                     (Name/Title)

                                                /s/ Michele Buchignani
                                        ----------------------------------------
                                                      (Signature)

                                                Michele Buchignani /
                                      Managing Director CIBC World Markets Corp.
                                        ----------------------------------------
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)